Exhibit 99.1

SciSparc Initiates Commercial Production of its CannAmide™ Pills

The Anti-Inflammatory, Chronic Pain Treatment Is Expected to Be Distributed In Pharmacies Across Canada

TEL AVIV, Israel, February 9, 2021 - SciSparc Ltd.(formerly known as Therapix Biosciences Ltd.) (OTCQB: TRPXY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced it has begun commercial production of its proprietary Palmitoylethanolamide (PEA) oral tablet formulation, CannAmide™. Recommended for use as an anti-inflammatory to help relieve chronic pain, the tablets will be marketed to pharmacies and other retail outlets across Canada following our entering into a distribution agreement.

Chronic pain has significant impacts on physical and mental health, family and community life, society, and the economy. In a recent article published in 2019 discussing the cost of pain, a definitive chronic pain study published by the National Academy of Sciences’ already in 2010 estimated that more than 100 million American individuals experienced chronic unrelieved pain, at an associated cost of approximately $600 billion annually, reflecting direct health care expenses, lower productivity and missed wages, among other issues. In Canada, those costs were approximately $40 billion in 2019.

Adi Zuloff-Shani, PhD. the Company’s Chief Technology Officer, commented, “The onset of commercial production is a big step on the path to commercializing our first pharmaceutical drug product. CannAmide represents a significant opportunity in the chronic pain sector, where opioids remain the mainstay treatment. Despite the increase in related addiction, overdose and death, opioids continue to generate nearly $20 billion in revenue annually. Our formulation relies on naturally occurring PEA, and therefore has no known serious side effects or drug interactions, making it what we believe to be a safe treatment option.”

Zuloff-Shani continued, “Our ability to bring pharmaceuticals to market is a direct result of the extensive time and resources we have invested in our intellectual property. I am confident that that this is the first of further product launches, and that with the support of our board of directors and management team, we can fully leverage the medical and financial potential of our growing technology and product pipeline.”

PEA is a naturally occurring fatty acid found throughout the body – including the nervous system - and synthesized on demand following stress, injury or pain to stimulate the endocannabinoid system with a broad spectrum of pharmacological properties. PEA isolated from other sources like soybean lecithin, egg yolks and peanuts is used to supplement naturally derived PEA. However, isolated PEA does not dissolve easily in the stomach or intestine, giving it limited bioavailability. Most currently available formulations simply encapsulate the particles, which does not materially improve the bioavailability.

SciSparc’s CannAmide is an immediate unique and proprietary oral formulation, produced in a GMP facility approved for marketing only in Canada. Each tablet contains 400 mg of PEA as its active pharmaceutical ingredient. This formulation was developed to increase the bio-availability and potentially the absorption of this otherwise low soluble compound.

The Company’s Chief Executive Officer, Amitai Weiss, concluded, “This is an exciting time for SciSparc. I am especially enthusiastic regarding opportunities within the medical cannabis sector following the recent announcement of the $7.2 billion acquisition of GW Pharmaceuticals (GWPH) by Jazz Pharmaceuticals, as well as the possibility that cannabis will be legalized by the U.S. federal government under the Biden administration. We have a number of products that are in a preparation state for clinical trials and I believe we are well positioned for success going forward.”

About SciSparc (OTCQB: TRPXY):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses marketing CannAmide in Canada, possible distribution agreements, significant opportunity in the chronic pain sector, bringing additional products to market, growing the Company’s technology and product pipeline and progress relating to the Company’s clinical trials and the possibility of the legalization of cannabis by the U.S. federal government. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@therapixbio.com
Tel: +972-3-6167055